Semper Paratus Acquisition Corporation

767 Third Avenue, 38th Floor

New York, NY 10017

VIA EDGAR

October 26, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf and Katherine Bagley

Re:	Semper Paratus Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 22, 2021

File No. 333-260113

Dear Mr. Fetterolf and Ms. Bagley:

Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 26, 2021, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Commission on October 22, 2021 (the “Amendment No. 1 to the Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2 to the Registration Statement”) with the Commission through EDGAR.

Amendment No. 1 to Registration Statement on Form S-1 submitted October 22, 2021

Exhibits

1.	We note the statement in Exhibit 5.1 that counsel has assumed that, among other things, the Company (i) is duly incorporated and is validly existing and in good standing, (ii) has requisite legal status and legal capacity under the laws of the jurisdiction of its organization . . .; and (iv) has the corporate power and authority to execute, deliver and perform all its obligations under the Warrant Agreement." We also note the assumptions in paragraph h that the issuance of securities will not conflict with the company's organizational documents. Because it is not appropriate for counsel to assume that the registrant is legally incorporated and has taken all corporate actions necessary to authorize the issuance of the securities, please have counsel remove the relevant assumptions in paragraphs g and h from its legal opinion. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, U.S. counsel has revised its legal opinion in Exhibit 5.1 to remove (i) the opinion stating that the Ordinary Shares included in the Units, when the Units are issued and sold by the Company in the manner contemplated in the Registration Statement and the Prospectus against payment therefor, are validly issued, fully-paid and nonassessable; and (ii) the assumptions the Staff requested to be removed. A revised legal opinion is being filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Benjamin Richie and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 26, 2021

2.	We note that your warrant agreement filed as Exhibit 4.4 does not appear to contain an exclusive forum provision, while your disclosure on page 60 states that your warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings. Please revise your disclosure for consistency, or tell us why there appears to be an inconsistency between your disclosure and your agreement. Further, if there is an exclusive forum provision in your warrant agreement, please ensure that it is consistent with your disclosure in your filing, including informing investors that "these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Alternatively, please tell us how you will inform investors of the provision's limited applicability.

We have revised the Warrant Agreement to include an exclusive forum provision which is consistent with the disclosure on page 60 of the Amendment No. 1 to the Registration Statement. A revised Warrant Agreement is being filed as Exhibit 4.4 to Amendment No. 2 to the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Philippe Kurzweil
Philippe Kurzweil Chief Financial Officer
Semper Paratus Acquisition Corporation

cc:	Ari Edelman, Esq.
Eric Klee, Esq.